

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2014

<u>Via E-Mail</u>
Daniel J. Luckshire
Executive Vice President and Chief Financial Officer
SIGA Technologies, Inc.
660 Madison Avenue, Suite 1700
New York, NY 10065

     Re: **SIGA Technologies, Inc.**
            Form 10-K for the year ended December 31, 2013
            Filed March 10, 2014
            File No. 000-23047

Dear Mr. Luckshire:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Jeffrey P. Riedler

                               Jeffrey P. Riedler
                               Assistant Director